DOMARK INTERNATIONAL, INC.
                         3551 W Lake Mary Blvd, Ste 209
                               Lake Mary, FL 32746

                             877-700-7369 (Ph & Fax)

October 29, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

     Re: DoMark International, Inc.
         Form 10-K/A for the fiscal year ended May 31, 2008
         Filed August 31, 2009
         File No. 333-136247

Dear Gopal Dharis, Terry French and Larry Spiegel:

Below are the responses to your comments as to your letter of September 4, 2009

       Annual Report filed on form 10-K/A for the year ended May 31, 2008

1. Reports of Independent Registered Public Accounting Firm, page 18

We note that the consolidated financial statements are restated to reflect the correction of an error. Please ask your auditors to consider the requirement to include a reference to the restatement as required by PCAOB Auditing Standards
Section 561.06.a.

On October 6, 2009, the Board of Directors approved a decision to change auditors. The board appointed Larry O'Donnell, CPA, P.C as the independent auditor for the Company, commencing with the year ending May 31, 2008. The previous auditor Kramer Wiseman and Associates, LLP were dismissed as the independent auditors for the Company as of October 6, 2009.

The new auditor performed an audit for the years ended May 31, 2008 and 2009. The audited statements are included in the 10K filed for period ended May 31, 2009 filed October 16, 2009. Thus a restatement note is not necessary as the new report reflects the reissued financials for year ended May 31, 2008 and current audited financials statement for year ended May 31, 2009.

Financial Statements:

Consolidated Statements of cash flows, page 22

2. We reissue comment three in our letter dated May 28, 2009. We note that you present "common stock subscribed, not issued"; "common stock issued for assets";

"bond issuance" and "warrants issued" as reconciling adjustments in the section for cash flows from operating activities. Tell us how you applied the guidance SFAS 95 in determining the presentation of these items in the statements of cash flows.

The Company accounts for the recording of the issuance of stock and the related expenses on the cash flow statements as non-cash adjustments for cash flow statement reporting purposes. The Company included appropriate disclosures of its accounting policies for the years ended May 31, 2008 and 2009 as part of the footnote 3 for the audited financial statements filed with Form 10K on October 16, 2009. The Company accounting policies for cash flow reporting purposes and its statement of cash flows is as follows:

RECONCILING ADJUSTMENTS TO CASH FLOW

The Company is using the indirect method of reporting cash flow. Information about all investing and financing activities of the Company that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period are reported in the cash flow statement as adjustments for charges not requiring outlay of cash and receipt of cash.

We have included in this correspondence a restated cash flow statement for the period ending 5/31/2008. After review, management has determined the significance of these changes to be material and as such intends to file an amended 10K/A for said period. Management has also determined that an 8k would be filed stating a section 4.02 disclosure of non-reliance.

                                                                      TWELVE
                                                                      MONTHS
                                                                     5/31/2008
                                                                    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                 $(1,419,170)
                                                                    -----------
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
  Adjustments for charges not requiring outlay of cash:
    Common Stock subscribed, not issued
    Common Stock issued for assets
    Bond Issuance
    Warrants Issued
    Non-cash financing fees                                             733,308
    Gain on Sale of Asset                                                (7,743)
    Compensation in the form of common stock                             74,980
    Provision for income taxes                                         (287,403)
    Sale of subsidiary                                                       --
    Depreciation                                                            449
    (Increase)/Decrease in deposits                                      (3,000)
    (Increase)/Decrease in prepaid expenses                            (123,843)
    Increase/(Decrease) in amount due to affiliate                           --
    Increase/(Decrease) in accounts payable                              73,739
    Increase/(Decrease) in accrued expenses                              15,947
    Increase/(Decrease) in compensation payable                         310,000
                                                                    -----------

      Total adjustments to net income                                   786,434
                                                                    -----------

      Net cash provided by (used in) operating activities              (632,736)
                                                                    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  (Increase)/Decrease in Investment in Subsidiary                      (776,420)
  Cash received/(paid) - Fixed Assets                                    (7,493)
                                                                    -----------

      Net cash flows provided by (used in) investing activities        (783,913)
                                                                    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Cash Received on bond payable                                         985,500
  Cash Received/(paid) from/(to) Affiliate                              174,178
  Cash received/(paid) on notes payable                                 255,205
                                                                    -----------
      Net cash provided by (used in) financing activities             1,414,883
                                                                    -----------
CASH RECONCILIATION
  Net increase (decrease) in cash and cash equivalents                   (1,766)
  Cash and cash equivalents - beginning balance                          40,672
                                                                    -----------

CASH AND CASH EQUIVALENTS BALANCE END OF PERIOD                     $    38,906
                                                                    ===========

Notes to Consolidated Financial Statements

Note 5 Prepaid Assets, page 32

3. Please refer to comment six in our letter dated May 28, 2009. We note that you agreed to issue stock with a market value of $3.3 million as consideration for future media production and placement. We also note that you subsequently terminated the original agreement and entered into a new agreement to issue 1,230,000 shares valued at $0.001 per share, as disclosed in Note 5 at page 19 of your Form 10-Q for the interim period ended February 28, 2009. Tell us how you applied the guidance in EITF 96~18 in determining the amount you should record as the initial measurement of the cost of the agreement for future services. Also it appears that the restricted stock was not issued at May 31, 2008. Tell why it is appropriate to record an asset prior to the issuance of the consideration.

     EITF ISSUE NO. 96-18, "ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN EMPLOYEES FOR ACQUIRING, OR IN CONJUNCTION WITH SELLING, GOODS OR SERVICES

     We have reviewed the guidance of EITF 96-18 and believe the following will provide the information used for the valuation of the media credits.

     This EITF addresses equity instruments for acquiring, or in conjunction with selling, goods or services. The shares were issued to purchase media credits. The media credits were considered as prepaid advertising expense to be used when we identify services that we wish to advertise in the future. Please refer to the agreement previously submitted for the agreements valuation and terms for the media credits with the following response as we believe, in addition to our response, we have applied the guidance of EITF 96-18.The Company's original agreement for media was cancelled on August 13, 2008 and a new agreement was issued on same date. The new agreement included different terms and therefore the cancellation of the Company's "stock subscription receivable" on the balance sheet as of the 10Q filings for the periods ended August 31, 2008 and February 28, 2009.

     In addition on August 24, 2009, the Company assigned $9,997,134 of M4E media credits to 310 Holdings, Inc. in exchange for the issuance of 1,000,000 shares of 310 Holding's common stock. As a result, the Company has impaired its asset to reflect only the unused portion of advertisement as of May 31, 2009 and the value received for the credits.

                Form 10-Q/A for the period ended February 28,2009

4. We refer to your response to comment seven from our letter dated May 28, 2009. It is not clear how the acquisition of Javaco and the deconsolidation of SportsQuest subsequent to May 31, 2008 resulted in changes to the information reported in the balance sheet and statements of operations in the 2008 Form 10-K. Tell us how you accounted for these transactions and explain in detail the impact on information presented for prior periods. We note that the line items in the balance sheet as of May 31, 2008, on page 3 and the statements of stockholder's equity on page 7 presented in the Form 10-Q/A are not consistent with the balance sheet as of May 31, 2008 and the statements of stockholder's equity presented in the Form 10K/A for the year ended May 31, 2008. Please reconcile each line item which is different in the balance sheet as of May 31, 2008 and the statements of stockholder's equity presented in the Form IO-K/A for the year ended May 31, 2008 and the above Form 10-Q/A.

     In our last response, we indicated that the changes in the balance sheet were attributable to the acquisition of Javaco and deconsolidation of SportsQuest. To elaborate further, the Company's acquisition of Javaco in

     July 2008 resulted in Domark being the accounting acquirer and therefore the retro-active application of their financial statements into the consolidated financial statements of Domark.

     The Company has adjusted the carrying amount of goodwill as of May 31, 2009 as a result of the subsequent sale of the Company's wholly owned subsidiary, Javaco, on August 24, 2009. The amount of the impairment loss was determined by adjusting the carrying amount to the quoted market price of the acquirer's stock at the time of sale. The Company does not believe an amended Q should be filed as the accounting for the Company's acquisitions for the year was properly accounted for as part of its audited financial statements filed with the Form 10K on October 16, 2009.

     The deconsolidation of SportQuest was originally accounted for improperly by removal of the retroactive application of their financial statements, thereby creating the differences in the balances carried from one period to the next. During the audit as of May 31, 2009, the accounting for this transaction was corrected to reflect the proper method of deconsolidating the subsidiary.

5. Please reconcile ending stockholder's equity as at May 31, 2008 as presented in the Form 10KIA for the year ended May 31, 2008 with the beginning stockholder's equity presented on page 7 of the Form 10-Q/A for the period ended February 28, 2009.

     We concur with your comment and, accordingly, the Company in its 10K dated October 16, 2009 properly reconciled stockholder's equity for the year ended May 31, 2009. The reconciliation includes a roll-forward of stockholder's equity including shares issued during the period ended February 28, 2009.

Note 1 Description of Business, page 9

6. We reissue comment eight from our letter dated May 28, 2009. For each of the acquisitions described in Note 1 on pages 9 through 11 and the recent development section at page 14, disclose how you accounted for the transaction and provide the disclosures in SFAS 141 or tell us why the disclosures are not applicable. Please tell us if you have filed the required audited and pro forma financial information with respect to each material acquisition on Form 8-K. For example, we are unable to determine the business acquisition(s) which resulted in recording on page 3, Intangible assets of $4.1 million and Goodwill of $5.1 million.

     The Company included appropriate disclosure of its accounting policies for the years ended May 31, 2008 and 2009. The disclosure for the business combinations is stated in footnote 3 of the audited financial statements for years ended May 31, 2008 and 2009. The Company's accounting policies for business combinations are as follows:

BUSINESS COMBINATIONS

In December 2007, the FASB issued SFAS No. 141(R) "Business Combinations" (SFAS 141(R)). This Statement replaces the original SFAS No. 141. This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the PURCHASE METHOD) be used for all business combinations and for an acquirer to be identified for each business combination. The objective of SFAS No. 141(R) is to improve the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, SFAS No. 141(R) establishes principles and requirements for how the acquirer:

     a. Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.

     b. Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase.

     c. Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and may not be applied before that date. The Company does not expect the effect that its adoption of SFAS No. 141(R) will have on its consolidated results of operations and financial condition.

The Company hereby acknowledges:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Scott Sieck
----------------------------
Scott Sieck
Chief Executive Officer